February 20, 2024

VIA EDGAR & ELECTRONIC MAIL

Sumit Mehta

Chief Executive Officer

Iris Acquisition Corp

3rd Floor Zephyr House

122 Mary Street, George Town

PO Box 10085

Grand Cayman KY1-1001, Cayman Islands

Re:	Iris Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed February 7, 2024
File No. 001-40167

Ladies and Gentlemen:

This letter sets forth the response of Iris Acquisition Corp (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 15, 2024, with respect to the Company’s Preliminary Proxy Statement on its Schedule 14A, filed on February 7, 2024, File No. 001-40167 (the “Preliminary Proxy”).

Concurrent with the submission of this letter, we are filing the revised Preliminary Proxy Statement (the “Amendment”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amendment. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Kibum Park

Dorrie Yale

U.S. Securities & Exchange Commission

February 20, 2024

Preliminary Proxy Statement on Schedule 14A, filed February 7, 2024

General

1.	We note that you are seeking to extend your termination date to June 9, 2024, with the board able to extend up to an additional three months, which is a date that is beyond 36 months from your initial public offering. Since Nasdaq IM-5101-2 requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the IPO registration statement, please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to suspension and delisting from The NASDAQ Capital Market, or advise. In this regard, we further note your disclosure in the Form 8-K filed on January 2, 2024 that you received a written notice from NASDAQ informing you of your noncompliance with a different NASDAQ Listing Rule for continued listing. Please revise to disclose whether you have regained, or are planning to regain, compliance for continued listing. If you are not planning to remain listed, please revise to disclose this fact and add appropriate risk disclosures.

RESPONSE:

In response to the Staff’s comment, we advise the Staff that the Company has revised the disclosure on pages 3, 11 and 16 of the Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Chauncey Lane, at Chauncey.Lane@hklaw.com or by telephone at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name:	Sumit Mehta
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP